

May 20, 2009

Mr. John Labate
Chief Financial Officer
Golden Star Resources Ltd.
10901 West Toller Drive, Suite 300
Littleton, Colorado 80127-6312

> **Re:** **Golden Star Resources Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Response Letter Dated May 5, 2009**
> **File No. 1-12284**

Dear Mr. Labate:

We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Description of Properties, page 30

1. We note your response to our prior comment 2 but reissue the comment. You indicate on page 11 that you "also conduct gold exploration in West Africa and in South America."

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Douglas Brown at (202) 551-3265 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Michelle Shepston
        (303) 893-1379